Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Duncan Energy Partners L.P.
Commission File No.: 333-174321

P.O. Box 4324
Houston, TX 77210
(713) 381-6500
DUNCAN ENERGY PARTNERS INCREASES QUARTERLY CASH
DISTRIBUTION; ANNOUNCES RECORD DATE AND SPECIAL
UNITHOLDER MEETING
     Houston, Texas (July 15, 2011) — Duncan Energy Partners L.P. (NYSE:DEP) today announced that the board of directors of its general partner declared an increase in the quarterly cash distribution rate paid to partners to $0.46 per common unit, or $1.84 per unit on an annualized basis. The quarterly distribution will be paid on Wednesday, August 10, 2011, to unitholders of record at the close of business on Friday, July 29, 2011. This distribution represents a 2.2 percent increase from the $0.45 per unit distribution declared for the second quarter of 2010 and is the 11th consecutive quarterly distribution increase.
     Also on July 15, 2011, Duncan Energy Partners L.P. announced it will host a special meeting of unitholders at 8 a.m. CDT on September 7, 2011 to consider and vote upon approval of the Agreement and Plan of Merger with Enterprise Products Partners L.P. (NYSE:EPD) and the merger. The meeting will be held at the partnership’s offices located at 1100 Louisiana Street, 10th floor, Houston, TX 77002. The record date for the special meeting has been set for July 25, 2011, and unitholders of record at the close of business on the record date will be entitled to vote at the special meeting.
     The two publicly-traded partnerships announced a definitive agreement to merge on April 29, 2011. Under the terms of the definitive merger agreement, DEP unitholders would receive 1.01 EPD common units in exchange for each DEP limited partner unit they own at closing.
     Duncan Energy Partners will announce earnings for the second quarter 2011 on Tuesday, August 9, 2011, before the New York Stock Exchange opens for trading. Following the announcement, the partnership will join Enterprise Products Partners L.P.

to discuss second quarter financial performance in a combined conference call with analysts and investors at 9 a.m. CDT. The call will be broadcast live on the Internet and may be accessed at the partnership’s website (www.deplp.com).
     To listen to the webcast, participants should visit the “Investors” section of the partnership’s website at least 15 minutes prior to the start of the conference call to download and install any necessary audio software. A replay of the webcast will be available for one week following the conference call and can be accessed one hour after the completion of the call.
     Duncan Energy Partners L.P. is a publicly traded partnership that provides midstream energy services, including gathering, transportation, marketing and storage of natural gas, in addition to NGL fractionation, transportation and storage and petrochemical transportation and storage; and refined products storage. Duncan Energy Partners owns interests in assets located primarily in Texas and Louisiana, including interests in approximately 9,400 miles of natural gas pipelines with a transportation capacity aggregating approximately 7.8 billion cubic feet (“Bcf”) per day; approximately 1,770 miles of NGL and petrochemical pipelines featuring access to one of the world’s largest fractionation complexes at Mont Belvieu, Texas; two NGL fractionation facilities located in south Texas; approximately 17 million barrels (“MMBbls”) of leased NGL storage capacity; 8.1 Bcf of leased natural gas storage capacity; and 34 underground salt dome caverns with approximately 100 MMBbls of NGL, petrochemical and refined products storage capacity at Mont Belvieu. Duncan Energy Partners is managed by its general partner, DEP Holdings, LLC, which is an indirect wholly-owned subsidiary of Enterprise Products Partners L.P.
INVESTOR NOTICE
     In connection with the proposed merger with DEP, EPD has filed a registration statement (Registration No. 333-174321), which includes a preliminary prospectus of EPD and a preliminary proxy statement of DEP and other materials, with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS AND ANY OTHER

MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EPD, DEP AND THE PROPOSED MERGER. A definitive proxy statement / prospectus will be sent to security holders of DEP seeking their approval of the proposed merger after the registration statement is declared effective by the SEC. Investors and security holders may obtain a free copy of the proxy statement / prospectus (when it is available) and other documents containing information about DEP, without charge, at the SEC’s website (www.sec.gov). EPD, DEP and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of DEP in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of EPD and DEP is set forth in the preliminary proxy statement / prospectus, each partnership’s Annual Report on Form 10-K for the year ended December 31, 2010, which were each filed with the SEC on March 1, 2011, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the source listed above.
FORWARD-LOOKING STATEMENTS
     This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Duncan Energy Partners expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risk factors included in the reports filed with the Securities and Exchange Commission by Duncan Energy Partners. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, Duncan Energy Partners does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts: Randy Burkhalter, Investor Relations, (713) 381-6812
          Rick Rainey, Media Relations, (713) 381-3635
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